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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

July 12, 2011

Re:	Delphi Automotive PLC

Registration Statement on Form S-1 Amendment No. 1

File No. 333-174493

Mr. J. Nolan McWilliams

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. McWilliams:

We are writing this letter to respond to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 8, 2011 with respect to Amendment No. 1 (“Amendment No. 1”), filed June 30, 2011, to the Registration Statement on Form S-1 (the “Registration Statement”) originally filed by Delphi Automotive PLC (the “Company”) on May 25, 2011. For your convenience, we have reproduced the Staff’s comment preceding each response. In connection herewith, the Company is filing Amendment No. 2 (“Amendment No 2”) to the Registration Statement. All page references are to the version of Amendment No. 2 filed on the date hereof. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Please find enclosed four copies of Amendment No. 2 marked to show changes from Amendment No. 1. The changes reflected in Amendment No. 2 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Mr. J. Nolan McWilliams	2	July 12, 2011

Unaudited Pro Forma Condensed Consolidated Financial Information, page 36

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 40

1.	Refer to footnote (a)(iii) on page 40. Please revise to disclose the significant assumptions that were used to calculate or determine the amounts of the original issue discount and accretion.

The Company has revised its disclosure on page 40.

As noted in the revised disclosure, the adjustment reflects an increase in interest expense for the three months ended March 31, 2011 and year ended December 31, 2010, resulting from the amortization to interest expense of $86 million in debt issuance costs and the accretion of $3 million of original issue discount (“OID”) incurred pursuant to the Credit Agreement executed on March 31, 2011 and as subsequently modified on May 17, 2011, as well as $20 million of debt issuance costs related to the Senior Notes. Deferred debt issuance costs and OID are recognized as additional interest expense over the life of the respective debt commitment(s) utilizing the effective interest method pursuant to ASC 835-30-45. Details of the calculation are as follows:

			Amortization
($ in millions)	Issuance Costs	Debt Term (in months)	Three months ended March 31, 2011	Year ended December 31, 2010
Revolving Credit Facility	$30	60	$2	$6
Tranche A Term Loan	7	60	0	2
Tranche B Term Loan	49	72	2	8
8-Year Senior Notes	10	96	0	1
10-Year Senior Notes	10	120	0	1

Debt Issuance Costs	$106		$4	$18
Tranche A OID	1	60	0	0
Tranche B OID	2	72	0	0

Total	$109		$4	$18

2.	Please revise adjustment (a) to disclose the relevant assumptions that were used to determine the elimination of interest expense and accretion on extinguished old notes.

The Company has revised its disclosure related to adjustment (a) by adding footnote (iv) to include further description of the relevant assumptions that were used to determine the elimination of interest expense and the accretion on the extinguished old notes on page 41.

As noted in the revised disclosure, the adjustment reflects the elimination of interest expense and accretion of the fair value premium previously recognized related to the $41 million senior unsecured five-year notes (“Old Notes”). These Old Notes were issued in connection with the acquisition of certain assets of the Predecessor, had an Acquisition Date fair value of $49 million, and were repaid in connection with the execution of the Credit Agreement on March 31, 2011.

The Old Notes paid 12% interest and were scheduled to mature on October 6, 2014 resulting in interest expense of $1 million and $5 million relating to the three months ended March 31, 2011 and year ended December 31, 2010, respectively. In addition, the

Mr. J. Nolan McWilliams	3	July 12, 2011

$8 million Acquisition Date fair value premium was being accreted to interest expense over the five year life of the Old Notes resulting in a reduction to interest expense of $0.5 million and $2 million relating to the three months ended March 31, 2011 and year ended December 31, 2010, respectively.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 42

3.	Please revise footnote (b) to disclose how the $9 million reduction in original issue discount associated with Tranche B was calculated or determined.

The Company has revised its disclosure in footnote (b) on page 43 to disclose how the $9 million reduction in OID was determined.

The $2.25 billion Tranche B Term Loan was issued under the terms of the March 31, 2011 Credit Agreement at a 0.5% discount, or $11 million, which was accounted for as a deduction to the recognized face amount of the loan pursuant to ASC 835-30-45-1A. As a result of the May 17, 2011 modification to the Credit Agreement, $1.3 billion of the Tranche B Term Loan was repaid, net of $6 million of related OID. The discount on the remaining $950 million was reduced from 0.5%, or $5 million to 0.25%, or $2 million. Accordingly, the impact of the reduction in OID due to the repayment and debt modification was a $9 million increase in net debt ($6 million due to the loan repayment and $3 million related to the change in the OID).

4.	We note from your response to prior comment 28 that the May debt modifications are no longer considered a substantial modification and the loss on debt extinguishment has been removed from the pro forma adjustments. Please provide us with your analysis of the debt modification pursuant to ASC 470-50 along with the basis for your conclusion that the modification was not substantial and therefore not an extinguishment requiring recognition of a gain or loss.

On March 31, 2011, the Company entered into a Credit Agreement with JPMorgan Chase Bank, N.A., as lead arranger and administrative agent, with respect to $3.0 billion in senior secured credit facilities. As of March 31, 2011, the Credit Agreement consisted of a $500 million 5-year senior secured revolving credit facility, a $250 million senior secured 5-year Tranche A Term Loan and a $2.25 billion senior secured 6-year Tranche B Term Loan. The Credit Agreement was amended and restated on May 17, 2011 and the commitments now consist of a $1,192 million revolving credit facility, a $258 million 5-year Tranche A Term Loan and a $950 million 6-year Tranche B Term Loan. In conjunction with the modification to the Credit Agreement, the Company was required to reduce the amount outstanding on the Tranche B Term Loan by $1.3 billion.

ASC 405-20-40 states transactions involving a modification or exchange only result in an extinguishment of debt if the debtor is relieved or legally released from its obligation, or if the terms under the new agreement are considered to be “substantially” different.

As defined in ASC 470-50-40-10, a substantial modification is a modification of a debt instrument by a debtor and a creditor where the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different and no extinguishment is considered to have occurred.

Mr. J. Nolan McWilliams	4	July 12, 2011

While the commitments under the modified Credit Agreement have changed, the maturity dates have remained unchanged. The interest rates for the Tranche A Term Loan and Tranche B Term Loan decreased 50bps and 100bps, respectively, at the date of the modification. The changes in the terms of the Tranche A and B Term Loans under the modified Credit Agreement resulted in a 2% and 3% change in the present value of the cash flows, respectively. A summary of the Company’s analysis of the change in the present value of cash flows for Tranche A and B is as follows:

($ in millions)
Tranche A	Original - Cash Flows (remaining at May 17, 2011)			Amended - Cash Flows
	Principal	Interest	Total	Principal	Interest		Total
Year 1	$(13)	$(8)	$(21)	$(5)	$(7)		$(12)
Year 2	(13)	(8)	(21)	(13)	(7)		(20)
Year 3	(25)	(7)	(32)	(26)	(6)		(32)
Year 4	(25)	(7)	(32)	(26)	(6)		(32)
Year 5	(174)	(5)	(180)	(180)	(4)		(185)

NPV *			$(242)				$(237)
Variance $						$5
Variance %						2%

*In accordance with ASC FASB 470-50-40-12(e), the discount rate to be used to calculate the present value of the cash flows is the effective interest rate of the original debt instrument (4.31%).

($ in millions)
Tranche B	Original - Cash Flows (remaining at May 17, 2011)			Amended - Cash Flows
	Principal	Interest	Total	Principal	Interest		Total
Year 1	$(23)	$(111)	$(134)	$(1,301)	$(22)		$(1,323)
Year 2	(23)	(110)	(133)	(10)	(32)		(42)
Year 3	(23)	(109)	(132)	(10)	(32)		(42)
Year 4	(23)	(108)	(131)	(10)	(32)		(42)
Year 5	(23)	(107)	(130)	(10)	(31)		(41)
Year 6	(2,135)	(106)	(2,244)	(900)	(31)		(934)

NPV *			$(2,174)				$(2,116)
Variance $						$58
Variance %						3%

*In accordance with ASC FASB 470-50-40-12(e), the discount rate to be used to calculate the present value of the cash flows is the effective interest rate of the original debt instrument (5.66%).

Accordingly, the modification is not considered to be a substantial modification and the debt is not considered to be extinguished.

Mr. J. Nolan McWilliams	5	July 12, 2011

ASC 470-50-40-17(b) states that if the exchange or modification is not to be accounted for in the same manner as a debt extinguishment, then the fees paid to or received from the lender shall be associated with the replacement or modified debt instrument and, along with any existing unamortized premium or discount, amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the effective interest method.

As a substantial modification has not occurred and consequently an extinguishment of debt has not occurred, the unamortized debt issuance costs recorded as of May 17, 2011 related to the Tranche A Term Loan and Tranche B Term Loans, respectively, will be amortized over the remaining lives of the term loans. There were no new fees associated with the modification of the term loans using a revised effective interest rate.

In accordance with ASC 470-50-40-21(b), the remaining unamortized deferred costs on the original revolver and $11 million of issuance costs related to the increase in borrowing capacity will be amortized over the term of amended credit agreement as the borrowing capacity of the new arrangement is greater than the borrowing capacity of the old arrangement.

Agreements with GM, page 148

Commercial, Supply and Access Agreements, page 148

5.	Please file the Commercial Agreement and the Supply Agreement as exhibits to your next amended registration statement or tell us why these agreements are not required to be filed.

The Company has determined that the Commercial Agreement and the Supply Agreement are not required to be filed pursuant to Item 601 of Regulation S-K.

The Commercial and Supply Agreements were entered into in connection with the Master Disposition Agreement with General Motors. As described on pages 149-150 of the Registration Statement, the Commercial Agreement was entered into to address the terms of sale to and from the four Old Delphi sites that were acquired by a wholly-owned subsidiary of GM (“GMCH”) in connection with the transactions under the Master Disposition Agreement. The sales to GMCH under the Commercial Agreement are currently less than $40 million on an annual basis (out of $13 billion in annual revenues) and the purchases by the Company under the Commercial Agreement are currently less than $190 million on an annual basis. Accordingly, the Company believes that the Commercial Agreement is not a material agreement and hence does not need to be filed.

The Supply Agreement was intended to facilitate the continuation by New Delphi of the pre-existing supplier/customer relationship between Old Delphi and GMNA with respect to parts produced in North America that were under contract on October 6, 2009, as described on pages 149-150 of the Registration Statement. The then-existing supply agreements and purchase orders with GMNA were entered into as part of the Company’s ordinary course of business, and subject to terms consistent with the company’s typical supply relationships as described in “Business—Supply Relationships with Our Customers” on page 109. The Supply Agreement also reflects such terms. For example, the Company typically supplies OEM customers through purchase orders,

Mr. J. Nolan McWilliams	6	July 12, 2011

generally governed by general terms and conditions established by each OEM, and the Company’s terms and conditions for supplying an OEM typically contemplate a relationship under which customers place orders for their requirements of specific components supplied for particular vehicles over the life of the related vehicle. Consistent with this, the Supply Agreement provides that GM’s General Terms and Conditions apply to the extent that other terms and conditions are not specified in the applicable supply agreements or purchase orders.

Item 601(b)(10)(ii) of Regulation S-K states that a contract that ordinarily accompanies the kind of business conducted by the registrant will be deemed to have been made in the ordinary course of business and therefore need not be filed, unless certain exceptions apply. In light of the explanation set forth above, the Company has determined that the Supply Agreement is a contract that ordinarily accompanies the automotive parts supply business.

There are certain exceptions under Item 601(b)(10)(ii) that would require a contract to be filed even if it generally accompanies the kind of business conducted by the registrant. However, the Company has determined that none of such exceptions apply. The contract is not one with a director, officer, promoter, voting trustee, securityholder named in the registration statement, or underwriter so clause (A) does not apply; it does not call for the acquisition by Delphi of any property, plant or equipment, so clause (C) does not apply, and it does not involve a lease, so clause (D) does not apply.

Clause (B) requires a contract to be filed if the Company is “substantially dependent” upon the contract, as in the case of contracts to sell “the major part” of the Company’s products or services. As disclosed in the Registration Statement, the Company’s business is diversified across regions and customers and its sales to GMNA made up 13% of the Company’s total sales in 2010. As disclosed on page 150, the Company’s sales to GMNA are governed by a number of agreements and purchasing arrangements, of which the Supply Agreement is only one. The Company therefore does not believe that the products it sells under the Supply Agreement constitute the, or even a, “major part” of its products, and does not believe that its business is substantially dependent on this contract.

For the foregoing reasons, the Company believes that the Commercial Agreement and the Supply Agreement are not required to be filed under the applicable provisions of Item 601 of Regulation S-K.

Delphi Automotive LLP December 31, 2010 Financial Statements, page F-5

Consolidated Statement of Operations, page F-6

6.

We note that in response to prior comment 40, earnings per share information has been added to the consolidated statement of operations. In this regard, we are not clear why the earnings per unit information is disclosed as “not measurable” for the successor periods given that the company was able to calculate the earnings per unit in note 17. Please revise to present your earnings on a per unit basis on the face of the statement of

Mr. J. Nolan McWilliams	7	July 12, 2011

operations. Refer to the guidance in SAB Topic 4:F. The interim statement of operations on page F-77 and your selected and summary financial data should be similarly revised.

The Company has revised the disclosure to add net income (loss) per membership interest unit for the successor periods presented in “Summary Historical Consolidated Financial Data” and “Selected Financial and Other Data.” Please see pages 13 and 46. The Company has also added this information to its audited Consolidated Statements of Operations appearing on page F-6 and its unaudited Consolidated Statements of Operations appearing on page F-78.

Notes to Consolidated Financial Statements, page F-12

1. General and Acquisition of Predecessor Business, page F-12

Disposition of the Predecessor, page F-14

7.	We note your response to prior comment 41 and the disclosures that have been added on page F-14 of the financial statements but do not believe the revised disclosure fully address the concerns raised in our prior comment. As originally requested, please revise to clearly state how the various components of the $794 million gain from reorganization items were calculated or determined for each bullet point presented on page F-14. As part of your revised disclosure, please disclose the sales price for the Predecessor’s global steering business and the manufacturing facilities that were acquired by GM and explain how the loss on disposal was calculated or determined.

The Company has revised its disclosure on page F-14 to include details of how the various components of the $794 million gain from reorganization items were determined and has disclosed the sales price for the Predecessor’s global steering business and the manufacturing facilities that were acquired by GM and how the loss on disposal was determined.

The $794 million of gain from reorganization items for the period from January 1 to October 6, 2009 primarily related to the extinguishment of liabilities. As these liabilities were extinguished, the respective carrying values, as noted below, were eliminated resulting in a gain from reorganization, as follows:

•

The extinguishment of accrued liabilities resulting in a gain from reorganization items for the Predecessor of approximately $525 million. The extinguished accrued liabilities primarily included $260 million in interest accruals related to the Second Priority Term Loan settled under terms of the Modified Plan and the recognition of the 2008 advance on working capital recovery for the global steering business of $210 million provided in connection with the Amended MRA (as defined and further discussed in “Note 3. Elements of Predecessor Transformation Plan”). For presentation purposes, the Company included the recognition of the $210 million advance separate from the loss on the disposition of the businesses with GM described below.

•

Certain other long-term liabilities, primarily workers’ compensation, that were extinguished as part of the bankruptcy process, resulting in a gain from reorganization items for the Predecessor of approximately $305 million.

Mr. J. Nolan McWilliams	8	July 12, 2011

•	The net other liabilities of the Predecessor that were not acquired by GM or Delphi, resulting in a gain from reorganization for the Predecessor of approximately $20 million.

•

The acquisition by GM of substantially all of the Predecessor’s global steering business and the manufacturing facilities in the U.S. at which employees were represented by the UAW in Kokomo, Indiana; Rochester, New York; Lockport, New York; and Grand Rapids, Michigan, for no cash consideration paid to Delphi. Under the MDA, in exchange for sale of these businesses, GM waived certain claims, paid a portion of the DIP loans, agreed to pay certain administrative claims and assumed certain liabilities. The Predecessor did not allocate specific proceeds to either the Steering sale of the sale of the UAW sites and any allocation of proceeds would not impact the overall reorganization gain/loss. The net assets of the disposed businesses were approximately $56 million. For presentation purposes, the Company has included the adjustment of the net assets of $56 million as a loss on the disposition separately from the $210 million advance described above.

17. Membership Interests, page F-57

8.	We note the response to prior comment 47 and the disclosures that have been added to Note 17 in response to our prior comment. However, we do not believe the revised disclosures were fully responsive to our prior comment. As previously requested, please revise to disclose all issuances of membership interests including the dates, amounts, and identity of the parties to whom the interests were issued. Your revised disclosures should also explain the nature of the consideration received and should explain how the fair value of any noncash consideration received and the related membership interests issued were valued. For example, we note the ending balance of membership interests disclosed in the table on page F-58, however, each individual issuance of interests that make up the ending balances are not disclosed. For example, the $1,972 fair value of Class A membership interests issued in 2009 does not agree with the $1,833 Class A membership interests issued to GM on page F-13. Your revised disclosure should indicate the date the additional $139 of Class A interests was issued, to whom, and should also explain how the fair value at issuance was determined.

The Company has revised its disclosure on pages F-57 and F-58 to include all issuances of membership interests including the dates, amounts, identity of the parties to whom the interests were issued, the nature of the consideration received and how the fair value at issuance was determined.

In conjunction with the Acquisition and the consummation of the Modified Plan, on October 6, 2009, the Company and GM collectively acquired substantially all of the assets of the Predecessor, the Class A, B and C membership interests were issued to GM, certain investors, including former creditors of the Predecessor, and the PBGC, respectively, and the debt outstanding from the DIP lenders was settled. There have been no issuances of Class A, B, or C membership interests since the consummation of the Modified Plan. In June 2010, 24,000 Class E-1 membership interests were issued to the Board of Managers. The fair value of the membership interests issued on the Acquisition Date was allocated between the respective classes based on the distribution provisions of the LLP Agreement.

The Class A and Class B members received their membership interests in consideration for $1,833 million and $209 million of cash, respectively. In addition, the rights of the DIP lenders to receive certain assets of the Predecessor were assigned to the Company.

Mr. J. Nolan McWilliams	9	July 12, 2011

These assets had a fair value of $2.9 billion determined in accordance with ASC 805. The Class A and Class B members received non-controlling representation on Delphi’s Board of Managers, and, along with Class C members, rights to potential future distributions by Delphi as defined by the LLP Agreement. The PBGC interests were derived from negotiations between GM and the PBGC with respect to the Predecessor’s terminated U.S. pension plans. The Class E-1 membership interests were issued to the Board of Managers under the Class E-1 Interest Incentive Plan in order to attract and reward board members and to promote the creation of long-term value for interest holders of Delphi.

The fair value of the Class A, B and C membership interests issued on October 6, 2009 totaled $4,932 million, and was determined, as more fully described in Note 1. General and Acquisition of Predecessor Businesses, as follows:

(in millions)
Fair value of Predecessor assets acquired, net of liabilities assumed	$2,890
Fair value of cash contributed by GM	1,833
Fair value of cash contributed by investors, including DIP lenders	209

Fair value of net assets acquired	$4,932

The fair value of the membership interests issued on the Acquisition Date was allocated between the respective classes based on the distribution provisions of the LLP Agreement. The distribution percentages vary by class of membership interest and by cumulative amount distributed, and, between classes, are not related or proportional to the number of membership interests held. The following table summarizes the membership interests by membership interests class on October 6, 2009:

(in millions)
Class A membership interests (GM)	$1,972
Class B membership interests (investors, including DIP lenders)	2,418
Class C membership interests (PBGC)	542

Fair value of membership interests issued on the Acquisition Date	$4,932

In prospective periods, Delphi applied the distribution provisions of the LLP Agreement to the membership interests balance as of the end of the financial reporting periods to allocate the membership interests by class.

Since October 6, 2009, Class B membership interests trade on the 144A market and, therefore, the holders of Class B membership interests change over time.

9.	We note the disclosures that have been added to Note 17 on page F-59 in response to prior comment 55. Please revise the disclosures on page F-59 to explain in further detail how the net income attributable to the Class A, Class B, and Class C membership interests was calculated or determined. Note 12 to your interim financial statements should also be revised to include these disclosures.

Mr. J. Nolan McWilliams	10	July 12, 2011

The Company has revised its disclosure on pages F-59 and F-96 to further explain how the net income attributable to the Class A, Class B and Class C membership interests was calculated.

As noted in the revised disclosure, the current period net income is allocated between the respective classes based on the cumulative distribution provisions of the LLP Agreement. Total membership interest equity as of October 6, 2009 was allocated to the respective classes of membership interests across all tranches of the cumulative distribution schedule as defined by the LLP Agreement. In subsequent periods total membership interest equity at the end of the period is allocated to the respective classes of membership interests across all tranches of the cumulative distribution schedule as defined by the LLP Agreement. The allocation of the net income (loss) for the period is the difference between the ending and beginning of period allocation of membership interest equity.

22. Share-Based Compensation, page F-67

10.	We note from your response to prior comment 50 that you expect the Class E-1 membership interests to meet the criteria for immediate vesting 45 days subsequent to the closing of the IPO and not upon the effectiveness or closing of your IPO. Since it appears that the accelerated vesting of the Class E-1 membership interest will be due primarily to the completion of your public offering, please revise the pro forma balance sheet included on page 41 of the registration statement to include a pro forma adjustment giving effect to the accelerated vesting of these membership interests.

The Company has revised the Pro Forma Condensed Consolidated Balance Sheet on page 42 by adding an adjustment to owners’ equity of $12 million resulting from the accelerated vesting of the Class E-1 membership interest in conjunction with the effectiveness or closing of our IPO. Additionally we have added a discussion of this item in footnote (f) on page 43.

General

11.	Please update the financial statements when required in accordance with Rule 3-12 of Regulation S-X.

The Company acknowledges the Staff’s comment and will at a future date update the financial statements as and when required in accordance with Rule 3-12 of Regulation S-X.

12.	An updated accountant’s consent should be included in any future amendments to your Form S-1 registration statement.

The Company acknowledges the Staff’s comment and has included an updated accountant’s consent as Exhibit 23.1 to Amendment No. 2. The Company will also include an updated accountant’s consent as an exhibit to any future amendments.

*            *             *

Mr. J. Nolan McWilliams	11	July 12, 2011

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4111 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Max A. Webb (Securities and Exchange Commission, Division of Corporation Finance)

Heather Clark (Securities and Exchange Commission, Division of Corporation Finance)

Linda Cvrkel (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	Kevin P. Clark, Vice President and Chief Financial Officer
David M. Sherbin, Vice President, General Counsel, Secretary and Chief
Compliance Officer
c/o Delphi Automotive LLP
Via facsimile (248) 813-2103

Richard B. Aftanas
Skadden, Arps, Slate, Meagher & Flom LLP
Via facsimile (917) 777-4112